Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces consolidation of two subsidiaries and executive appointment

     TORONTO, Nov. 7 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. today announced that the operations of Southern United Fire Insurance
Company (Southern United), based in Mobile, Alabama, will be consolidated with
Hamilton Risk Management (Hamilton Risk), its subsidiary based in Miami,
Florida. This is a further step in Kingsway's strategic plan to ensure that synergies, cost reduction and operational efficiencies are achieved within the
U.S. operations and underperforming business is decisively addressed.
     Roberto Espin is appointed President and Chief Executive Officer at
Southern United. Mr. Espin will also continue in his current role as President and Chief Executive Officer of Hamilton Risk which operates the insurance subsidiary, U.S. Security Insurance Company (U.S. Security). U.S. Security is
a predominantly non-standard automobile insurance carrier licensed in Florida and South Carolina. The consolidation of the two companies will enable
Hamilton Risk to continue its expansion plans into Southern United's core profitable states.
     At Kingsway Financial, Leslie DiMaggio is appointed Vice President,
Operational Effectiveness. Ms. DiMaggio was formerly the President and Chief
Executive Officer of Southern United. In her new group role, she will be responsible for ensuring the successful development and implementation of operational projects in the most cost effective manner. Ms. DiMaggio will work with operating subsidiaries to derive operational efficiencies and cost containment and reduction measures throughout the Kingsway group of companies.
She will report to Dennis Fielding, Senior Vice President and Chief
Administration Officer.
     "We are very focused on returning Kingsway's operations to a consistent level of profitability by taking decisive action to address the underperforming parts of our business," said Shaun Jackson, President and CEO.
"Southern United has been challenged in terms of its size and scope of operation and accordingly has not been able to achieve an underwriting profit.
I am confident that Roberto and his team will be able to expand Hamilton
Risk's successful business model into areas where Southern United now operates. Roberto and his team will be reviewing the operational and financial performance of Southern United in each of the states where it operates to ensure that only profitable business is retained going forward. The combined entity should benefit from a lower expense ratio."
     "Leslie's new role is very important to ensure that Kingsway successfully implements information technology and operational projects to achieve the most efficient use of resources and cost reduction throughout the group."

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 11 wholly-owned insurance subsidiaries and two insurance agencies in Canada and the United States. The Company employs approximately
2,700 people in Canada and the United States and is headquartered in
Mississauga, Ontario, Canada. The common shares of Kingsway Financial Services
Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange,
under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008; Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:30e 07-NOV-08